[SHIP LOGO VANGUARD /(R)/]



                                                                   P.O. Box 2600
                                                                   Valley Forge,
                                                                   PA 19482-2600

                                                                   610-669-5284
                                                        Lisa_Matson@vanguard.com

August 2, 2007


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission          via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard Explorer Fund
         File No. 2-27203


Dear Mr. Sandoe,

         The following responds to your comments of July 30, 2007 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 78 that was filed on June 14, 2007.

COMMENT 1:        PROSPECTUS - SECURITY SELECTION
-------------------------------------------------
Comment:          The percentage amounts that the investment advisors manage totals over 100%.

Response:         We have corrected the percentage amounts and they now equal
                  100%.

COMMENT 2:        PROSPECTUS - FREQUENT TRADING AND MARKET TIMING
----------------------------------------------------------------
Comment:          The prospectus indicates that short-term bond funds
                  accommodate frequent trading. Please confirm if this disclosure is appropriate.

Response:         The frequent trading policy does not apply to short-term bond funds. The number of exchanges into and out of a short-term bond fund is not limited. Accordingly, we do not plan to amend the disclosure.

COMMENT 3:        PROSPECTUS - PLAIN TALK ABOUT THE FUND'S PORTFOLIO MANAGERS
-----------------------------------------------------------------------------
Comment:          Please clarify the role played by the various portfolio
                  managers.


Response:         We have  confirmed  that  the  existing  disclosure  whereby portfolio  managers are referred to as  "co-managers"  is an accurate  description of their roles. The portfolio managers are truly equals and work  together in managing Fund assets,
                  sharing  in  the   determination   of  strategies  and  risk
                  exposures,  and placing  trades on behalf of the  respective advisory  firms'  portions of the Fund's assets.  Neither PM reports  to or  presides  over  the  other,  nor  are  there limitations placed on the roles or  responsibilities  of the portfolio  managers.  In all cases,  the advisory firms have
                  represented  that  the  current  PM  disclosure   accurately
                  describes the roles played by the portfolio managers in their management of fund assets. Furthermore, we believe that our existing disclosure satisfies the requirements of
                  Item 5(a)(2) of Form N-1A. Accordingly, we do not plan to amend the disclosure.

Christian Sandoe, Esq.
August 2, 2007
Page 2


COMMENT 4:        SAI - DESCRIPTION OF COMPENSATION
---------------------------------------------------
Comment:          Please clarify if Chartwell's bonus is based on the gross
                  composite performance before or after taxes.

Response:         We have confirmed with Chartwell that the bonus is calibrated based on the gross composite performance before taxes.
                  Accordingly, the updated text will read as follows, "The bonus is calibrated based on the gross composite performance (before taxes) of such accounts..."

COMMENT 5:        TANDY REQUIREMENTS
------------------------------------
As required by the SEC, the Fund acknowledges that:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please contact me at (610) 669-5284 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Lisa L.B. Matson
Associate Counsel
Securities Regulation, Legal Department